UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number: 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan
Financial Statements and Supplemental Information
Years Ended December 31, 2015 and 2014

		Page
	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedules*:
	Schedule G, Part III on Form 5500: Nonexempt Transactions	15
	Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	16
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	17

	Signature	18

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*
All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Financial Benefit Plans Committee of the Cardinal Health 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cardinal Health 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, delinquent participant contributions and nonexempt transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of Cardinal Health 401(k) Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Columbus, Ohio
June 15, 2016

Cardinal Health 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31
	2015	2014
Assets
Plan’s interest in Stable Value Master Trust	$316,339,446	$315,920,547
Investments at fair value	2,229,715,102	2,160,737,001
Notes receivable from participants	67,927,536	64,500,712
Accrued income	1,677,475	1,549,545
Cash	61,973	14,877

Receivables:
Company contributions	4,763,287	2,732,083
Participant contributions	2,873,590	—
Pending trades	670,405	835,322
Total contributions and pending trades receivables	8,307,282	3,567,405

Total assets	$2,624,028,814	$2,546,290,087

Liabilities
Pending trades payable	637,416	2,712,115
Accrued fees	127,298	300,318
Total liabilities	764,714	3,012,433

Net assets available for benefits	$2,623,264,100	$2,543,277,654
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Investment income:
Plan's interest in Stable Value Master Trust's net investment income	$6,120,205	$5,974,268
Net appreciation in the fair value of investments	10,407,659	132,534,950
Interest and dividends	32,299,450	36,343,320
Total investment income	48,827,314	174,852,538

Interest income on notes receivable from participants	2,703,018	2,627,740

Contributions:
Company	104,759,266	89,818,405
Participant	103,882,656	91,799,837
Rollovers	31,680,463	15,469,645
Total contributions	240,322,385	197,087,887
Total additions	291,852,717	374,568,165

Deductions from net assets attributed to:
Benefits paid to participants	209,034,829	238,587,060
Administrative expenses	2,831,442	1,965,816
Total deductions	211,866,271	240,552,876

Net increase	79,986,446	134,015,289

Net assets available for benefits:
Beginning of year	2,543,277,654	2,409,262,365
End of year	$2,623,264,100	$2,543,277,654
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries. Employees who are covered by a collective bargaining agreement are not eligible to participate unless the agreement provides for participation, and employees who are covered by the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico are not eligible to participate. Eligible employees participate upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) was established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Stable Value Master Trust.

Effective January 1, 2011, the Plan was amended and restated in compliance with the Internal Revenue Code of 1986, as amended (the “Code”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration
The Company is the Plan administrator, and the Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.
Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan trustee, record keeper, and asset custodian.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Contributions
Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $6,000 and $5,500 in 2015 and 2014 as a catch-up contribution, respectively. Participants may also roll over amounts representing distributions from other qualified plans. Participant contributions may be contributed on a pre-tax basis or as “Roth” contributions or as a combination of the two, subject to applicable limitations. Rollover contributions may also include “Roth” rollovers.
Matching contributions sufficient to meet the safe harbor requirements under the Code were made to each eligible participant. Specifically, the Company matched 100% of the first 3% of participant elective contributions, and 50% of the next 2% of elective contributions. Matching contributions are allocated on an aggregate basis to both pre-tax and Roth elective contributions, subject to the matching limitations in the preceding sentence.
Discretionary employer contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is known as the Company Performance Contribution (“CPC”), and is contingent upon the Company’s financial performance. To be eligible for the CPC, participants generally must be employed on the last day of the Company’s fiscal year, June 30. If financial performance goals are met, the CPC is calculated on eligible compensation earned during the Company’s fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company’s fiscal years ended June 30, 2015 and 2014, the CPC was $55,703,142 and $42,250,863, respectively, and was deposited into participant accounts in September 2015 and 2014, respectively.
The discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made for the Plan years ended December 31, 2015 and 2014.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary employer and discretionary special contributions, if any, are also invested as directed by participants.
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Vesting
Participants are 100% vested immediately in their elective deferral, rollover, safe harbor, and qualified matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer, discretionary special, and any other non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, pursuant to guidelines determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses were $7,017,200 and $1,200,000 during 2015 and 2014, respectively. At December 31, 2015 and 2014, forfeited non-vested accounts were $76,608 and $1,340,223, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals, and Qualified Domestic Relations Orders (“QDROs”), which are paid from the account of the participant incurring the expense.
Revenue sharing and sub-transfer agent fee income received by the Plan are credited to an administrative account and are used to reduce administrative expenses. During 2015 and 2014, the Plan earned $2,295,053 and $2,141,794, respectively, in revenue sharing and sub-transfer agent fee income.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by 50% of the vested balance in the participant’s account as of the date of the loan and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or total disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan, if any.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncement
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Parts I and II of the ASU early. Part III is not applicable to the Plan.

Retrospective application of Part I of ASU 2015-12 did not affect net assets available for benefits. The fair value of the Plan’s fully benefit-responsive investment contracts of $322,225,767 and the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $(6,305,220) have been removed from the statement of net assets available for benefits as of December 31, 2014. Fully benefit-responsive investment contracts are presented at contract value in the statements of net asset available for benefits in the line item “Plan’s interest in Stable Value Master Trust.”

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.

Investment Valuation and Income Recognition
Certain Plan investments are in the Stable Value Master Trust, while others are held in custody by Wells Fargo. Plan investments, except for fully benefit-responsive investment contracts (see Note 3), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust, which was established for the investment of assets of the Plan and other Company-sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust holds synthetic investment contracts which meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The Plan owns the underlying investments of the synthetic investment contracts. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Plan include wrapper contracts which provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:

•	Plan disqualification under the Code;

•	Establishment of a defined contribution plan by the Company that competes for participant contributions;

•	Material amendments to the Plan or administration as to investment options, transfer procedures, or withdrawals;

•	Company’s inducement to participants to withdraw or transfer funds from the contract;

•	Termination or partial termination of the Plan;

•	Group termination, layoff, early retirement incentive program, or other downsizing by the Company;

•	Merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan; and

•	Any changes in law, regulation, ruling, or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	The investment manager or trustee breaches any of its material obligations under the agreement;

•	Any representation of the investment manager is or becomes untrue in any material respect;

•	The investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer;

•	The issuer determines that the execution, delivery, or performance of the contract constitutes or will constitute a prohibited transaction;

•	Failure to pay amounts due to the issuer; and

•	Termination of the Plan, or disqualification of the trust.

Notes to Financial Statements (continued)

3. Assets Held in the Stable Value Master Trust (continued)
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The Stable Value Master Trust also holds a stable value common collective trust that is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require a one-year notice in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan has no contractual obligations to further invest in the fund.

The assets held in the Stable Value Master Trust were as follows:

	December 31
	2015	2014

Fully benefit-responsive synthetic investment contracts - at contract value	$274,375,012	$286,883,568
Common collective trusts - at fair value	44,744,734	31,342,977
Cash and pending activity	(105,560)	(180,765)
Total net assets in Master Trust	$319,048,186	$318,045,780
Plan's ownership percentage in:
Master Trust	99%	99%
Each investment held of the Master Trust:
Fully benefit-responsive synthetic investment contracts	99%	99%
Common collective trusts	99%	99%
Other	99%	99%

The investment income of the Stable Value Master Trust was as follows for the years ended December 31:

	2015	2014
Dividend and interest income	$5,702,398	$5,613,401
Net appreciation in the fair value of investments	463,404	397,614
Total investment income	$6,165,802	$6,011,015
Plan's investment income percentage	99%	99%

Notes to Financial Statements (continued)

4. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Mutual funds and common shares fair values are determined utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,691,014,571	$—	$—	$1,691,014,571
Cardinal Health, Inc., common shares	265,138,238	—	—	265,138,238
Total assets in the fair value hierarchy	$1,956,152,809	$—	$—	$1,956,152,809

Common collective trusts measured at net asset value:
Fixed income (a)				265,196,986
Emerging markets (b)				8,365,307
Total common collective trusts				273,562,293
Total assets at fair value				$2,229,715,102

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,854,998,386	$—	$—	$1,854,998,386
Cardinal Health, Inc., common shares	243,081,259	—	—	243,081,259
Total assets in the fair value hierarchy	$2,098,079,645	$—	$—	$2,098,079,645

Common collective trusts measured at net asset value:
Fixed income (a)				55,028,357
Emerging markets (b)				7,628,999
Total common collective trusts				62,657,356
Total assets at fair value	$2,098,079,645	$—	$—	$2,160,737,001

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.

(b)
The investment objective of this category is to generate an attractive return relative to the JP Morgan Emerging Markets Bond Index Global through investments in a diversified portfolio of emerging markets debt and currency instruments by investing principally in the CIF II Opportunistic Emerging Markets Debt Portfolio.

Notes to Financial Statements (continued)

5. Income Tax Status
On July 30, 2014, the Plan received a determination letter from the Internal Revenue Service (“IRS”) based on plan amendments through August 2, 2013, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. The determination letter was issued subject to the adoption of the Third Amendment and the Plan was subsequently amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2012.

Notes to Financial Statements (continued)

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Related Party and Parties-in-Interest Transactions
Certain Plan investments held by the Plan at December 31, 2015 and 2014, were units of common collective trusts managed by Wells Fargo. The Cardinal Health Stable Value Fund is managed by Galliard Capital, a wholly-owned subsidiary of Wells Fargo. Wells Fargo serves as the trustee as defined by the Plan, and, therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan held $265,138,238 and $243,081,259 of Cardinal Health, Inc. common shares at December 31, 2015 and 2014, respectively.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$2,623,264,100	$2,543,277,654
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	—	6,305,220
Net assets available for benefits per Form 5500	$2,623,264,100	$2,549,582,874
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2015
Net increase in assets per the financial statements	$79,986,446
Net investment income difference between fair value and contract value	(6,305,220)
Net income per Form 5500	$73,681,226
10. Subsequent Event
Effective January 1, 2016, the Plan was amended and restated in compliance with the Code. On March 4, 2016, an application for updated determination letter was filed with the IRS.

Cardinal Health 401(k) Savings Plan
Schedule G, Part III on Form 5500: Nonexempt Transactions
For the Year Ended December 31, 2015
EIN: 31-0958666 Plan Number: 055

(a) Identity of party involved		(b) Relationship to plan, employer, or either party-in-interest
Cardinal Health, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
During 2014, expenses totaling $13,750 of the Plan sponsor were improperly paid by the Plan. The Plan sponsor corrected this nonexempt transaction by reimbursing the Plan with interest in 2015.

(d) Purchase price	(e) Selling price	(f) Lease Rental	(g) Expenses incurred in connection with transaction
—	—	—	—
(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$13,750	$14,215	—

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015
EIN: 31-0958666 Plan Number: 055

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under Voluntary Fiduciary Correction Program ("VFCP") and Prohibited Transaction Exemption 2002-51

		$179,152
Check Here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP		Corrections Pending Correction in VFCP	$—

	$—	$34,892	(1)
		114,470	(2)	$—
		16,824	(3)
		12,800	(4)
		166	(5)

(1)
Represents delinquent participant contributions and loan repayments from a 2015 payroll period. The Company transmitted the contributions to the Plan in 2015 and transmitted lost earnings to the Plan in 2015. The Company filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans in 2016 and will file the final Form 5330 in 2017.

(2)
Represents delinquent participant contributions and loan repayments from a 2013 payroll period. The Company transmitted the contributions to the Plan in 2014, transmitted lost earnings to the Plan in 2015, and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

(3)
Represents delinquent participant contributions from 2014 payroll periods. The Company transmitted the contributions and lost earnings to the Plan in 2014 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

(4)
Represents delinquent participant contributions from 2014 payroll periods. The Company transmitted the contributions to the Plan in 2014, transmitted lost earnings to the Plan in 2015, and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

(5)
Represents a delinquent participant contribution from a 2014 payroll period. The Company transmitted the contribution and lost earnings to the Plan in 2015 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2015
EIN: 31-0958666 Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Fidelity Growth Company Fund	2,266,721 shares	$310,404,745
	Dodge & Cox Stock Fund	1,669,651 shares	271,769,065
	Vanguard Institutional Index Fund	1,423,949 shares	265,751,620
	Fidelity Diversified International Fund	5,623,881 shares	197,173,249
	Columbia Acorn USA Fund Z	7,312,421 shares	162,262,637
	CRM Mid Cap Value Fund	6,539,717 shares	128,767,033
	Vanguard Total International Stock Index Fund	988,335 shares	95,809,248
	BlackRock Global Allocation Fund	5,192,752 shares	93,106,047
	Vanguard Total Stock Market Index Fund	1,338,096 shares	67,975,266
	PIMCO All Asset Fund	5,137,836 shares	52,405,930
	Vanguard Small Cap Index Fund	559,997 shares	29,707,840
	Vanguard Total Bond Market Index Fund	1,492,659 shares	15,881,891

	Common collective trusts:
	PIMCO Collective Investment Trust	15,405,369 units	191,334,691
	Commingled Pension Trust Fund (Diversified Commercial Property) of JPMorgan Chase Bank	1,204,924 units	36,316,415
	BlackRock Institutional Trust Company U.S. Treasury Inflation Protected Securities Non-Lendable Fund F	1,406,404 units	17,477,378
	Loomis Sayles High Yield Conservative Trust	904,841 units	16,386,665
	Wellington Trust Company CIF II Opportunistic Emerging Markets Debt Portfolio (Series 1)	821,739 units	8,365,307
**	Wells Fargo Short Term Investment Fund S	3,681,837 units	3,681,837

	Common shares:
**	Cardinal Health, Inc.	2,970,071 shares	265,138,238

	Loans:
**	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 10.5%	67,927,536
	Total		$2,297,642,638

*
Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended have been omitted because they are not applicable.

**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan

Date:	June 15, 2016	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member